U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549
                               FORM 3
         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Kenneth D. Holliday
      6050 Foxberry, Roswell, Georgia 30075

2.  Date of Event Requiring Statement (Month/Date/Year): 9/1/02

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
       Alpine Air Express, Inc. "ALPE"

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title: NA

6.  If Amendment, Date of Original (Month/Day/Year):
    Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: -0-

3. Ownership Form: Direct(D)or Indirect(I): NA

4.  Nature of Indirect Beneficial Ownership: NA

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: NA

2. Date Exercisable (Month/Day/Year): NA
   Expiration Date(Month/Day/Year): NA

3. Title: NA
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): NA

4. Conversion or Exercise Price of Derivative Security: NA

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): NA

6. Nature of Indirect Beneficial Ownership: NA

Explanation of Responses:

Signature of Reporting Person:

/s/
---------------------------
Kenneth D. Holliday
Date: September 5, 2002